OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-39890
CUSIP NUMBER G81355110

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Silver Crest Acquisition Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

35/F Jardine House, Suite 3501
Address of Principal Executive Office (Street and Number)

1 Connaught Place, Central, Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. Following review of the SEC Statement, Silver Crest Acquisition Corporation (the “Company”) reevaluated the accounting treatment of its public and private placement warrants as equity, and concluded that, based on the SEC Statement, public and private placement warrants should be classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.  As a result, the Company needs additional time to reflect the accounting change in its financial statements, and for its independent registered accounting firm to review those financial statements.  Accordingly, the Company is unable to complete and file the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 by the required due date of May 17, 2021 without unreasonable effort and expense. The Company expects to file such report on or before the fifth calendar day following the prescribed due date.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Derek Cheung	(+852)	2165-9000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable

Silver Crest Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ Derek Cheung
Name: Derek Cheung
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).